0-30364



02050255

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
AUG 0 7 2002
WASH, D.C. 165 SECTION

P.E. 8-5-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2002
(August 5, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X___ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

\\NY551 - 97141/0002 - 672954 v1

Annexed hereto as Exhibit A is a release by NDS Group plc, dated August 5, 2002, announcing its financial results for the final quarter and full year ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP plc

Date: August 6, 2002

By: 
Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT A

NDS

Announcement

NDS GROUP PLC REPORTS FULL YEAR REVENUES UP 12% --- STRONG PROFIT GROWTH --- RECORD REVENUES OF £65 MILLION IN FOURTH QUARTER

Highlights – Full Year

- Revenue up 12% to £241 million ($368 million)
- Operating income before exceptional items and goodwill amortisation up 23% for the full year to £53.9 million ($82 million)
- Adjusted diluted EPS up 22% to 74.3p ($1.14)
- £ 44.4 million cash generated

Highlights – Fourth Quarter

- Operating profits before exceptional items and goodwill amortisation up 14% to £13.5 million ($21 million)
- Tight cost control resulting in reduced operating expenses year-on-year
- Subscribers grow by 1.5 million
- £20.2 million cash generated
- NDS selected by Bloomberg as interactive TV application partner
- Acquisition of Visionik, a leader in games and interactive applications
- Sichuan Provincial Network goes live in China with full digital system

London – 5 August 2002 – NDS Group plc, a News Corporation company and the world's leading provider of conditional access systems and interactive applications for digital pay TV, today announced its unaudited results for the fourth quarter of its financial year ended 30 June 2002 (Q4 FY02).

Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said: "NDS has maintained its strategic and operational focus in spite of a difficult environment for the pay-TV industry around the world. We have made good progress on our key strategic thrusts and have delivered excellent financial results, outpacing our competitors".

Rick Medlock, Chief Financial Officer, added: "In the current economic climate, these are an outstanding set of results. Impressive revenue growth coupled with continuing vigilance over our costs has allowed us to show excellent profit growth and strong cash generation".

Key Statistics

	3 months to 30 June 2002	3 months to 30 June 2001	% change	Year ended 30 June 2002	Year ended 30 June 2001	% change
£'000						
Revenues	65,014	54,148	+20%	240,788	215,628	+12%
Operating Income, before amortisation & exceptional costs	13,540	11,906	+14%	53,871	43,770	+23%
Operating Margin %	20.8%	22.0%	-1.2%	22.4%	20.3%	+2.1%
Exceptional costs	3,826	-	-	3,826	-	-
EBITA	9,714	11,906	-18%	50,045	43,770	+14%
Net Income	5,807	7,217	-20%	30,678	29,129	+5%
Adjusted diluted EPS	19.5p	16.5p	+18%	74.3p	61.1p	+22%
$'000						
Revenues	99,471	82,846	+20%	368,406	329,911	+12%
Operating Income, before amortisation & exceptional costs	20,716	18,216	+14%	82,423	66,968	+23%
Operating Margin %	20.8%	22.0%	-1.2%	22.4%	20.3%	+2.1%
Exceptional costs	5,854	-	-	5,854	-	-
EBITA	14,862	18,216	-18%	76,569	66,968	+14%
Net Income	8,885	11,042	-20%	46,937	44,567	+5%
Adjusted diluted EPS	29.8¢	25.2¢	+18%	113.7¢	93.5¢	+22%
Subscribers						
Net Subscriber Additions	1.5 million	1.2 million		5.1 million	6.0 million	
Subscribers at end of period	29.6 million	24.5 million		29.6 million	24.5 million	

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.53 = £1.00, the closing rate of exchange on 30 June 2002.

2. The Company has defined operating income before charges for the amortisation of intangible assets (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after goodwill amortisation can be found in the attached tables.

3. In the opinion of management, the preliminary results reflect all adjustments necessary to present fairly the financial position, results of operations and cashflows of NDS. The preliminary results should be read in conjunction with the audited consolidated financial statements as of 30 June 2001.

4. The consolidated results include those of Orbis Technology Limited from 1 December 2000 and Visionik A/S from 31 May 2002.

5. Figures for adjusted diluted earnings per share are calculated based on net profit after adjusting for amortisation of intangible assets and exceptional items so as to provide a more meaningful period-on-period comparison.

6. Adjusted diluted EPS is based on the diluted weighted average number of shares potentially in issue during the period, as calculated under UK GAAP. For the year ended 30 June 2002 there was a diluted weighted average of 54,659,952 shares potentially in issue. As at 30 June 2002 there were 53,678,033 shares in issue.

OPERATIONAL REVIEW

Subscriber Growth

Despite the uncertainty in the world economic outlook, the year ended 30 June 2002 has been a record year for NDS. We remain focussed on our strategy of providing our customers with technology which enables them to add new subscribers and to grow revenues from existing subscribers. As at 30 June 2002 approximately 29.6 million set-top boxes containing NDS technology were in use worldwide, up from 24.5 million at 30 June 2001 and an increase of 1.5 million in the quarter. Growth has been strong in US, UK, Israel and Asia Pacific, although less so in Europe due to uncertainties surrounding platform ownership; the subscriber base in Latin America has not grown through the year, mainly due to tough economic conditions. Asia Pacific has been boosted by the launch of SkyLife in Korea and initial rollout of set-top boxes is now occurring in China.

Interactive Television Boosted

The World Cup in June 2002 provided an opportunity for several of our customers to make their broadcasts more exciting and entertaining through use of our interactive technology. For example, DIRECTV Latin America offered five video channels, three audio channels and a dedicated statistic channel which also enabled interactive viewers to vote on the best teams and players in the tournament. Vote results were updated and displayed on screen. To support the application, NDS successfully developed scheduling, updating and compiling tools to ensure that DIRECTV Latin America could broadcast all the matches as scheduled. During the tournament there were 56 interactive broadcasts out of a total of 64 televised matches.

In China, Sichuan Provincial Network launched its digital interactive TV service on 31 May, 2002 using NDS's end-to-end solutions, including our Open Videoguard™ conditional access system. The service also includes an interactive stock information service powered by NDS's Core™ middleware and Sichuan also became the first province to commercially deploy the CCTV Sport Interactive (CCTV Si) service. NDS and CCTV co-developed the CCTV Sports Interactive (CCTV Si) service which was previously available to 18 provincial cable TV networks on a trial basis. The CCTV Si World Cup 2002 service offered viewers the opportunity to watch up to 6 different camera angles of multiple events simultaneously and catch the action of all 64 World Cup matches. In addition, viewers were able to review match highlights, statistics related to players and teams in the tournament, and a results table to see how each team was progressing.

During the quarter we have also delivered additional interactive TV applications. In the UK, MTV launched the first fully interactive TV show for the pop channel "MTV Hits", an expansion of its interactive channel. Viewers can now request their favorite tracks by selecting from a list of the sixty biggest pop records of the day and voting for up to five of their favorite artists. In Spain, NDS helped develop an interactive application for Music Choice on the Canal Satélite Digital platform. This built on NDS's in-depth knowledge of Music Choice requirements obtained through its work for Music Choice in the UK.

In June 2002, Bloomberg selected NDS to develop interactive services on Bloomberg Television's financial channels throughout the world with the first interactive broadcast expected to launch on the UK's Sky Digital platform. Other countries are expected to follow in 2003. Initially, viewers will be able to customize their personal stock portfolios, look up latest share prices, vote on stock market issues, create personalized financial news headlines and view stock market indices, whilst still able to watch the Bloomberg broadcast channel. Future versions may introduce further services by synchronizing activity with the broadcast content.

Acquisition
On 31 May 2002, we acquired Visionik A/S, a Danish company which develops and sells games applications for use on interactive television. Visionik is a leading expert in digital interactive broadcast services and head-end software working across satellite, terrestrial and cable platforms and has set-top box applications currently running on more than 14 networks around the world. In addition the company's interactive TV portfolio includes interactive advertising, EPGs, messaging services, quiz shows as well as news, information, weather and transactional services. Interactive TV clients include Sky Active, Music Choice, DIRECTV Latin America, Austar, Chorus, TDC Kabel TV, Casema, Mediakabel, com hem and PrimaCom. Visionik has built its expertise in the industry over the last six years and has won several international awards for enhanced TV shows and games services. Visionik has a strong presence in Europe and its business, technology and sales force complement NDS. Their products should further expand NDS's interactive product portfolio and revenues from Visionik will be included within our New Technologies revenue stream.

Partnerships Strengthened
We continue to increase the depth of our relationships with set-top box manufacturers. As part of our drive to access the cable market, we have reached agreement with Motorola to integrate the NDS interactive and conditional access solutions with their digital set-top boxes. These solutions include NDS's Open VideoGuard™ conditional access solution, Core™ middleware, XTV™ personal video recorder (PVR) technology and various Value@TV™ iTV applications. NDS and Motorola are also in the process of developing a DVB Simulcrypt capability with NDS's Open VideoGuard™ conditional access solution working with Motorola's proprietary technology in a single system.

We are also working with a number of companies to develop and market joint solutions which incorporate NDS's MediaStorm™ secure datacasting technology and NDS's secure broadband architecture, Synamedia™. This expands our potential access to the broadband IP market.

Litigation
A significant amount of expense and management effort was expended in the quarter on the litigation with Canal+ Technologies. We reiterate our previous assertions that the claims made by Canal+ are baseless and we have filed motions arguing that the lawsuit be dismissed. These motions are pending.

FINANCIAL REVIEW

Revenues

Revenues for the quarter ended 30 June 2002 were £65.0 million, the highest ever revenues in any quarter for NDS and a 20% increase over the last quarter of the previous financial year. For the full year, revenues increased 12% from £215.6 million to £240.8 million.

Conditional access revenues were £41.7 million for the quarter, compared to £27.7 million for the same period in the previous year. The increase is due to significant shipments of planned new generation cards for DIRECTV and strong initial demand from SkyLife in Korea. For the full year, conditional access revenues were £125.1 million compared to £122.9 million. There has been some adverse affect on reported revenues as a result of the decline in the sterling value of the US Dollar in the quarter, as approximately 60% of NDS revenues are denominated in US Dollars. The base of active smart cards protecting our customers' revenues rose by 1.5 million in the quarter to 29.6 million at 30 June 2002. The full-year increase in active smart cards was 5.1 million.

Revenues from integration, development and support for the quarter were £9.4 million, compared to £9.3 million in the fourth quarter of the previous financial year. For the full year this revenue stream amounted to £43.8 million compared to £38.3 million in the previous year. Due to our revenue recognition policies, whereby project revenues are only recognised once certain criteria have been met, project revenues in this category can vary significantly from period to period. This quarter included the delivery of a full conditional access system to CCTV in China, an upgrade for Sky New Zealand, a number of system enhancements and an increase in the amount of paid-for integration work carried out for set-top box manufacturers. The base of long-term support contracts continues to increase.

Licence fees and royalties amounted to £6.8 million for the quarter and £30.6 million for the full year, compared to £10.3 million and £31.9 million respectively for the previous financial year. The timing of software delivery and acceptance can significantly affect period-on-period comparisons. For example, in the fourth quarter of the previous year, income was recognised from a one-off licence to Microsoft. Royalties received from set-top box manufacturers remains steady.

Revenues from New technologies amounted to £6.6 million in the quarter and £33.3 million for the full year, compared to £5.6 million and £15.1 million respectively in the previous financial year. Again, period-on-period comparisons are affected by the timing of revenue recognition. We have delivered a number of new applications to channels such as DIRECTV Latin America, MTV and Nickelodeon and sold additional OpenBet™ licences to book-making customers. An initial small contribution was received in the quarter from Visionik. New technologies now account for 14% of revenues.

Margins

Gross margin for the quarter was 60.7% and 65.5% for the full year. This compares to 70.0% and 64.4% respectively in the previous year. Margins in the quarter have been adversely affected by lower licence fees and very high sales of cards to DIRECTV which are at a lower price because volume discounts. For the year as a whole, gross margin has increased due to economies of scale in operations costs, lower royalties payable, the change in revenue mix towards software and services, partially offset by lower margins on smart cards.

Operating Expenses

Underlying operating expenses were in line with the comparable period in the previous financial year. For the full year, reported underlying operating expenses were about 6% higher. Reported operating expenses have benefited from the decline in the sterling value of the dollar in the quarter, as well as a tight control environment. Total operating expenses include foreign exchange losses of £0.5 million the quarter and £1.4 million in the full year, against gains of £1.1 million and £1.7 million respectively in the previous financial year. NDS has not, to date, entered into any derivative contracts to hedge foreign exchange exposure because of the uncertainty in timing of actual receipts. Rather, we have adopted a policy of converting surplus non-sterling cash into sterling on the spot market as and when such surpluses have arisen.

Management reviews staff deployment regularly to reflect changing priorities and market conditions. Total headcount as at 30 June 2002 was 1,438 compared to 1,318 as at June 2001 and, of the additional staff, 40 joined NDS through the acquisition of Visionik We have continued to exercise tight control over our cost base, particularly in the light of the announcement by DIRECTV to take its conditional access system "in-house" and general economic conditions. Sales & marketing costs were slightly lower in the quarter than in the corresponding period in the previous financial year. This was as a result of some headcount reductions and a scaling back of our presence at trade exhibitions and other marketing activities. The growth in research & development expenditure was also lower than in recent quarters, mainly due to the movement of sterling against the dollar. As part of our increasing operational efficiency, whilst continuing to invest in R&D, we have reduced the percentage of revenue spent on R&D from 30.2% in FY01 to 28.5% in FY02.

Exceptional costs
During the quarter, we have incurred exceptional costs of some £3.8 million. Of this, £1.6 million relates to the Canal+ litigation up until the date of suspension of legal proceedings. No provision has been made for future costs or other payments. A further charge of £2.2 million has been recorded following a review of our operating locations worldwide and our needs for the future and as a result, three offices have been vacated. The provision includes future lease payments on properties which we will probably be unable to sub-let and certain other costs relating to termination of contracts.

Amortisation
Amortisation of intangible fixed assets has increased as a result of the purchase price of Orbis being adjusted based on the terms of the agreement, due to the achievement of certain performance targets. Amortisation charges for the quarter also include the effect of the Visionik acquisition, which was completed on 31 May 2002, and which involved the recognition of approximately £8 million of intangible fixed assets. This is an initial estimate; the total amount payable is dependent on the revenues and profitability of the business for the two years ending 31 May 2004.

Income and earnings per share
Operating income for the quarter, before charges for the amortisation of intangible fixed assets and exceptional costs, was £13.5 million, which represents a 14% increase from the fourth quarter of the previous financial year. For the full year, operating income before charges for the amortisation of intangible fixed assets and exceptional costs, increased by 23% from £43.8 million to £53.9 million.

Diluted earnings per share for the quarter, adjusted to eliminate distortions caused by the amortisation of goodwill and exceptional costs rose 18% from 16.5p to 19.5p, and for the full year were 74.3p up from 61.1p last year, an increase of 22%

Working capital
Stock levels have increased by £14.6 million over the year as we continue to procure smart cards both to meet orders from DIRECTV and also for a future planned card upgrade for another customer. The latter is funded out of subscriber fees which we have earned over the life of the current card and therefore the provision for the cost of this card changeover has also increased significantly in the year. Trade-related receivables amounted to £42.5 million as at 30 June 2002, compared to £42.8 million as at 30 June 2001. The small decline in trade receivable is against a year-on-year revenue increase of around 12%. As at June 2002, trade receivables represent approximately 64 days sales outstanding. We continue to charge customers deposits in advance of undertaking work and total balances of customer deposits and deferred income have increased over the year from £33.3 million to £37.3 million.

We generated £20.2 million cash in the quarter and £44.4 million over the year as whole. Net free cash (after allowing for current liabilities in respect of acquisitions) was £93.3 million as at 30 June 2002.

About NDS

NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is the leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and personal computers. See www.nds.com for more information.

Cautionary Statement Concerning Forward-looking Statements
The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

Contact:

NDS Group plc
Margot Field (Media)
Tel: (+44) 0208 476 8158
E-mail: mfield@ndsuk.com

Golin Harris UK
Giles Morgan
Tel: (+44) 0207 898 3467
E-mail: gmorgan@golinharris.com

Golin Harris US
Chani Garb
Tel: (212) 309 0627
E-mail: cgarb@golinharris.com

CONFERENCE CALL

Dr. Abe Peled, President and Chief Executive Officer and Rick Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00pm UK time (10:00am Eastern time) on Monday 5 August 2002.

UK & International:	(+44) 0208 401 1043
UK only free phone:	0500 101630
(Instant Replay:	(+44) 0208 288 4459 - Passcode: 882552)
USA Tollfree phone:	(800) 495 0250
(Instant Replay:	(703) 736 7336 - Passcode: 882552)

The audio replay for the call will also be available on the NDS website www.nds.com.

{Tables follow}

NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE THREE MONTHS ENDED 30 JUNE 2002

	Notes	3 months ended 30 June 2002 £'000	3 months ended 30 June 2001 £'000
Revenues			
Conditional access		41,666	27,567
Integration, development & support		9,399	9,262
Licence fees & royalties		6,791	10,311
New technologies		6,556	5,626
Other revenue		602	1,382
Total revenues		65,014	54,148
Cost of sales			
Smart card & changeover provisions		(19,250)	(8,897)
Operations & support		(4,810)	(6,120)
Royalties		(1,169)	(700)
Other		(317)	(514)
Total cost of sales		(25,546)	(16,231)
Gross profit		39,468	37,917
Gross profit %		*60.7%*	*70.0%*
Operating expenses, excluding amortisation of intangibles and exceptional items			
Sales & marketing expenses		(3,797)	(4,240)
Research & development		(17,340)	(18,238)
General & administration		(4,244)	(4,630)
Foreign exchange gains (losses)		(547)	1,097
Total		(25,928)	(26,011)
Operating income, before amortisation of intangibles and exceptional items		**13,540**	**11,906**
Operating income %		*20.8%*	*22.0%*
Amortisation of intangibles		(2,180)	(1,893)
Exceptional items	*2*	(3,826)	-
Operating profit		**7,534**	**10,013**
Share of associate's operating profit		21	5
Net interest income		620	170
Profit on ordinary activities before tax		8,175	10,188
Taxation		(2,368)	(2,971)
Net profit		**5,807**	**7,217**
Earnings per share	*3*		
Basic		10.8p	13.6p
Diluted		10.7p	13.0p
Adjusted earnings per share			
Basic		19.8p	17.1p
Diluted		19.5p	16.5p

NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2002

	Notes	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Revenues			
Conditional access		125,068	122,862
Integration, development & support		43,737	38,282
Licence fees & royalties		30,615	31,870
New technologies		33,338	15,069
Other revenue		8,030	7,545
Total revenues		240,788	215,628
Cost of sales			
Smart card & changeover provisions		(49,160)	(41,983)
Operations & support		(23,300)	(23,681)
Royalties		(4,397)	(5,258)
Other		(6,250)	(5,754)
Total cost of sales		(83,107)	(76,676)
Gross profit		157,681	138,952
Gross profit %		*65.5%*	*64.4%*
Operating expenses, excluding amortisation of intangibles and exceptional items			
Sales & marketing expenses		(15,876)	(14,417)
Research & development		(68,738)	(65,164)
General & administration		(17,793)	(17,291)
Foreign exchange gains (losses)		(1,403)	1,690
Total		(103,810)	(95,182)
Operating income, before goodwill amortisation and exceptional items		**53,871**	**43,770**
Operating income %		*22.4%*	*20.3%*
Amortisation of intangibles		(7,350)	(4,590)
Exceptional items	2	(3,826)	-
Operating profit		**42,695**	**39,180**
Share of associate's operating profit		21	5
Net interest income		2,513	2,098
Profit on ordinary activities before tax		45,229	41,283
Taxation		(14,551)	(12,154)
Net profit		**30,678**	**29,129**

	Notes	Year ended 30 June 2002	Year ended 30 June 2001
Earnings per share	3		
Basic		57.5p	55.1p
Diluted		56.1p	52.8p
Adjusted earnings per share			
Basic		76.2p	63.8p
Diluted		74.3p	61.1p

NDS GROUP PLC
UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2002

	Notes	**30 June 2002 £'000**	**30 June 2001 £'000**
Fixed assets			
Investments		2,337	1,839
Intangible assets		76,492	67,127
Tangible assets		17,694	20,698
		96,523	89,664
Current assets			
Investments		500	-
Stocks		37,065	22,438
Deferred tax asset		3,951	2,899
Trade debtors and accrued income		42,516	42,805
Other debtors		5,433	7,293
Cash	4	98,502	65,337
		187,967	140,772
Creditors falling due within one year			
Customer deposits and deferred income		(37,255)	(33,344)
Due in respect of acquisitions		(5,159)	(14,403)
Other current liabilities		(53,132)	(41,733)
		(95,546)	(89,480)
Net current assets		92,421	51,292
Total assets less current liabilities		188,994	140,956
Creditors			
Amounts falling due after one year		(1,445)	(1,684)
Provisions for liabilities and charges		(23,691)	(13,406)
Net assets		163,808	125,866
Equity and capital reserves	5		
Equity share capital		337	334
Share premium & merger reserve		163,262	145,534
Shares to be issued		14,333	22,336
Profit and loss account		(189,389)	(217,603)
Capital contribution		133,265	133,265
		121,808	83,866
Non-equity capital		42,000	42,000
Total capital employed		163,808	125,866

NDS GROUP PLC
UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
FOR THE YEAR ENDED 3O JUNE 2002

	3 months ended 30 June 2002 £'000	Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Operating profit	7,534	42,695	39,180
Non-cash operating costs	4,670	16,323	12,868
Movement in working capital	19,402	8,898	1,919
Net cash inflow from operating activities	31,606	67,916	53,967
Net interest received	625	2,565	2,098
Tax paid	(5,080)	(13,075)	(9,170)
Capital expenditure	(2,120)	(6,417)	(11,187)
Acquisitions and disposals	(4,798)	(6,561)	(13,852)
Cash generated	**20,233**	**44,428**	**21,856**
Proceeds from issue of shares	10	525	1,670
Financing	-	-	5,674
Increase in free cash balances	20,243	44,953	29,200
Available cash, beginning of period	75,644	50,934	21,734
Foreign exchange translation differences	(2,419)	(2,419)	-
Available cash, end of period	93,468	93,468	50,934

NOTES

1. Basis of preparation and presentation

These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2001 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2001 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report.

2. Exceptional items

During the three months ended 30 June 2002, the following exceptional costs were recorded:

	£'000
Costs incurred in connection with Canal+ litigation	1,558
Costs arising on disposal of surplus premises	2,268
	3,826

a) Canal+ litigation

On 11 March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS has responded in a statement that it believes the claims to be baseless and has filed motions arguing that the lawsuit be dismissed. These motions are pending. No provision has been made of any future costs or payments.

b) Surplus premises

As part of a review of NDS worldwide operations, it was decided to close and dispose of a number of premises. The costs of closure include an estimate of rental payments which NDS is obliged to pay until the end of the relevant lease periods, the write-off of leasehold improvements and surplus equipment and other payments to terminate contracts.

3. Earnings per share

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by amortisation of intangible assets and exceptional items. A reconciliation of the profits used in the calculations is as follows:

		3 months ended 30 June	
		2002 £'000	2001 £'000
Net profit		5,807	7,217
Add back	Amortisation of intangibles	2,180	1,893
	Exceptional items	3,826	-
Tax effect of the above		(1,220)	-
Adjusted net profit		10,593	9,110

		Year ended 30 June 2002 £'000	Year ended 30 June 2001 £'000
Net profit		30,678	29,129
Add back	amortisation of intangibles	7,350	4,590
	Exceptional items	3,826	-
Tax effect of the above		(1,220)	-
Adjusted net profit		40,634	33,719

The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potentially dilutive share options and potential shares to be issued in connection with the acquisition of Orbis Technology Limited ("Orbis")) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

Period	Weighted average shares in issue	Weighted average number of potential shares
3 months to 30 June 2002	53,535,414	54,436,657
3 months to 30 June 2001	53,123,906	55,328,366
Year ended 30 June 2002	53,347,593	54,659,952
Year ended 30 June 2001	52,824,956	55,197,631

4. Cash

	30 June 2002 £'000	30 June 2001 £'000
Total cash, including amounts on deposit	98,502	65,337
Less restricted cash	(5,034)	(14,403)
Available Cash	93,468	50,934

Restricted cash deposits are amounts held in an interest bearing accounts to support payments under agreements to acquire subsidiaries.

5. Share capital and reserves

Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the year ended 30 June 2002 are as follows:

	Equity share capital £'000	Share premium & merger reserve £'000	Non-equity share capital £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total share-holders' funds £'000
As at 30 June 2001	334	145,534	42,000	22,336	133,265	(217,603)	125,866
Profit for the period	-	-	-	-	-	30,678	30,678
Issue of shares for cash	1	728	-	-	-	(204)	525
Acquisition of Orbis	2	17,000	-	(8,003)	-	-	8,999
Other movements	-	-	-	-	-	78	78
Foreign exchange movement	-	-	-	-	-	(2,338)	(2,338)
As at 30 June 2002	337	163,262	42,000	14,333	133,265	(189,389)	163,808

The consideration payable in connection with the acquisition of Orbis on 1 December 2000 was dependent upon the final determination of the revenues and profitability of Orbis for the two years ended 31 March 2002 and certain other factors and is payable in several instalments. "Shares to be issued" represents the amounts to be settled in shares, based on the fair value of those shares as at the date of acquisition. The movement in the period represents the increase in the amount payable following final determination of the revenues and profitability of Orbis and shares actually issued.

Shares issued for cash resulted from the exercise of share options by certain employees.

As at 30 June 2002 there were 53,678,033 shares in issue.

{ENDS}